SMIC Attends SEMICON China 2014, Dr. Tzu-Yin Chiu Receives Outstanding EHS Achievement Award

SHANGHAI, March 18, 2014 /PRNewswire/ — Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981), China’s largest and most advanced semiconductor foundry, today attended SEMICON China 2014, a leading annual semiconductor conference organized by Semiconductor Equipment and Materials International (SEMI) and the China Electronic Chamber of Commerce (CECC). Dr. Tzu-Yin Chiu, Chief Executive Officer & Executive Director of SMIC presented the opening keynote and was given a SEMI Outstanding EHS Achievement Award.

Dr. Tzu-Yin Chiu’s keynote address, entitled “Building China’s Advanced and Value-added IC Ecosystem by Innovation, Quality, and Services”, introduced SMIC’s significant progress in 2013, showed the corporation’s development results of advanced, mature and value-added technologies and products, and shared the success stories of SMIC building China’s IC Ecosystem with customers.

“I am delighted to present the opening keynote at SEMICON China and am honored to receive SEMI’s Outstanding EHS Achievement Award for SMIC. This award is of great significance to us as the industry recognizes SMIC’s huge efforts in EHS,” said Dr. Chiu, “2013 was a year with outstanding development and breakthrough for SMIC. Our sales revenue reached a new record high, and technology research and development had remarkable achievements with the successful launch of 28nm advanced technology process. Going forward in 2014, SMIC will continue capturing growth opportunities and work with our customers to develop the IC market and the whole semiconductor industry.”

In addition, Mr. William Yan, SMIC’s ESH Director, will give a presentation on “Perspectives from a Fab Owner” in EHS seminar on March 19th. Dr. David Shih, SMIC’s Marketing Director, will also present “Serving Advanced and Value-added Technology Platforms for Your Vision” on March 20th at the show’s IC Design and Technology Forum. Visitors can find SMIC at booth# 2425 in Hall N2 of the Shanghai New International Expo Center for the duration of SEMICON China 2014, from Tuesday, March 18th through Thursday, March 20th. This marks the 11th consecutive year that SMIC has participated in SEMICON China.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer and has begun offering advanced 28nm process technology. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai, a 300mm mega-fab in Beijing, a 200mm fab in Tianjin, and a 200mm fab project under development in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. For more information, please visit www.smics.com.

Safe Harbor Statements

 (Under the Private Securities Litigation Reform Act of 1995)

This document contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets and intensive intellectual property litigation in high tech industry.

In addition to the information contained in this document, you should also consider the information contained in our other filings with the SEC, including our annual report on Form 20-F filed with the SEC on April 15, 2013, as amended on December 19, 2013, especially in the “Risk Factors” section and such other documents that we may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this document.

SMIC Contact Information:

English Media

Michael Cheung
Tel: +86-21-3861-0000 x16812
Email: Michael—Cheung@smics.com

Chinese Media

Angela Miao
Tel: +86-21-3861-0000 x10088
Email: Angela—Miao@smics.com